September 3, 2014

Via EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Ransom:

Re:      Neuromama Ltd. (the “Company”)

            Form 10-K for the Fiscal Year Ended January 31, 2013

            Filed April 10, 2013

            Form 10-Q for the Quarterly Period Ended October 31, 2013

            Filed January 17, 2014

            Response dated July 22, 2014

            File No. 333-180750

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes:

General

1.      We remind you of comment 17 in our letter dated January 28, 2014.  Please ensure you amend the filing as stated in your response letter dated February 27, 2014.

ANSWER:  We will amend the filing as stated in our response letter dated February 27, 2014 once we are successful in engaging a new Certifying Accounting.  We anticipate that this will happen within the next 30 days.

Form 10-Q for the Quarterly Period Ended October 31, 2013

Item 2.  Management’s Discussion and Analysis of Financial Condition, page 4

2.      We note your response to comment 4 in our letter dated June 30, 2014 and we re-issue this comment in part.  Please further clarify how you expect to reach $3.5 million in ad sales in 2014, given your response that “[i]t took extra time to re-edit, convert and close caption the first 13 episodes,” and “[you] are not sure when these television programs will actually appear on the air.”  In this regard, we note the following additional statements:

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•         “The Jazz Network is the only TV series with a distribution contract…in the USA” and that “[you] estimate that 2.5% of [the] population likes jazz enough to buy tickets for jazz concerts, this equates to approximately 3,500,000 who will watch [y]our shows each week.”  Please tell us the basis for your assertions.

•         “If [you] air 24 [television commercials] in one episode, [you] stand to earn $5,880,000 in gross advertising revenue.”  Please clarify if you have finalized any agreements related to the television commercials.  If so, please tell us your consideration for filing these agreements as exhibits pursuant to Item 601(b)(10)(ii) of Regulation S-K.

•         “There is a strong possibility of having all 13 episodes air in 2014.”  Please tell us the required timeline for all episodes to air in 2014.  For example, discuss the frequency in which the episodes will air (e.g., monthly) and the expected start date.

Please tell us what your disclosure will look like in future filings.  Alternatively, if you no longer expect to reach $3.5 million in ad sales in 2014, confirm that you will revise your disclosure in your annual report on Form 10-K.

ANSWER:  Due to the fact that conversion of THE JAZZ NETWORK television programs are taking much longer than anticipated and we were not able to locate a new producer, we no longer feel that we will be able to reach the goal of achieving $3.5 million in sales from commercials on THE JAZZ NETWORK television programs.

We will revise the projections pertaining to THE JAZZ NETWORK television programs for 2014 from $3.5 million to zero,

Our disclosure in future filings will say that due to the fact that conversion of THE JAZZ NETWORK television programs are taking much longer than anticipated and we were not able to locate a new producer, we no longer feel that we will be able to reach the goal of achieving $3.5 million in sales from commercials on THE JAZZ NETWORK television programs.

Please contact the writer if you have any further questions.

Yours truly,

Neuromama, Ltd.

Per: /s/ Igor Weselovsky

Igor Weselovsky

President & C.E.O.

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